Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 4 DATED AUGUST 20, 2021
TO THE OFFERING CIRCULAR DATED JULY 2, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated July 2, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 6, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan Repayment – AmeriPacific Developments – Eagle Rock, LLC

On August 9, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,100,000, (the “AmeriPacific Eagle Rock Senior Loan”). The borrower, AmeriPacific Developments – Eagle Rock, LLC, a California limited liability company (“AmeriPacific Eagle Rock”), used the loan proceeds to acquire 26,500 square feet of unentitled land located at 4035 – 4041 Eagle Rock Blvd, Los Angeles, CA 90065 (the “AmeriPacific Eagle Rock Property”). Details on this acquisition can be found here.

AmeriPacific Eagle Rock’s business plan was to entitle the land and apply for permits to construct 17 homes under the Los Angeles Small Lot Ordinance. In the fourth quarter of 2019, AmeriPacific Eagle Rock obtained entitlements for 17 homes, completing the initial business plan and in the third quarter of 2021, they completed the business plan by obtaining permits to begin construction.

On August 16, 2021, AmeriPacific Eagle Rock paid back the AmeriPacific Eagle Rock Senior Loan for the full amount of principal, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 10.9%.